SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 15)*

NEWS CORPORATION

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

65248E203

(CUSIP Number)

December 14, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons Cruden Financial Services LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 297,280,548*
6 Shared Voting Power -0-
7 Sole Dispositive Power 297,280,548*
8 Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 297,280,548 (all of which are owned directly by the Murdoch Family Trust, successor to the AE Harris Trust)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 30.1% - See Item 4
12	Type of Reporting Person CO

*	Cruden Financial Services LLC is the sole trustee of the Murdoch Family Trust, the owner of the securities and successor to the AE Harris Trust. On December 14, 2006, the Murdoch Family Trust succeeded to the AE Harris Trust and assumed all of the assets and liabilities of the AE Harris Trust.

1	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons Murdoch Family Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 297,280,548*
6 Shared Voting Power -0-
7 Sole Dispositive Power 297,280,548*
8 Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 297,280,548*
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 30.1% - See Item 4
12	Type of Reporting Person OO

*	The Murdoch Family Trust is the successor to the AE Harris Trust and acts through its trustee, Cruden Financial Services LLC.

1	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons K. Rupert Murdoch
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 10,667,229
6 Shared Voting Power 297,280,548*
7 Sole Dispositive Power 10,667,229
8 Shared Dispositive Power 297,280,548*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 307,947,777
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 31.2% - See Item 4
12	Type of Reporting Person IN

*	Represents Shares owned by the Murdoch Family Trust, the successor to the AE Harris Trust, which acts through its trustee, Cruden Financial Services LLC. See Item 4.

This statement relates to the beneficial ownership of securities of News Corporation (the “Company” or “Issuer”) by the Murdoch Family Trust, the successor to the AE Harris Trust, Cruden Financial Services LLC (the trustee of the Murdoch Family Trust, “Cruden Financial Services”), and by K. Rupert Murdoch, and further amends the previously filed statements on Schedule 13G. This statement is being filed to reflect the formation of the Murdoch Family Trust as successor to the AE Harris Trust. The Murdoch Family Trust holds all of the assets and has assumed all of the liabilities of the AE Harris Trust and acts through the same trustee as the AE Harris Trust, Cruden Financial Services.

Item 1 (a).	Name of Issuer:

News Corporation

(b).	Address of Issuer’s Principal Executive Offices:

1211 Avenue of the Americas

New York, NY 10036

Item 2 (a).	Name of Person Filing:

Cruden Financial Services LLC

Murdoch Family Trust

K. Rupert Murdoch

(b).	Address of Principal Office or, if none, Residence:

Cruden Financial Services LLC

c/o McDonald Carano Wilson LLP

100 W. Liberty Street

10th Floor

Reno, NV

89501

Murdoch Family Trust

c/o McDonald Carano Wilson LLP

100 W. Liberty Street

10th Floor

Reno, NV

89501

K. Rupert Murdoch

1211 Avenue of the Americas

New York, New York 10036

(c).	Citizenship:

Cruden Financial Services LLC is formed under the laws of Delaware.

Murdoch Family Trust is governed by the laws of Nevada.

Mr. Murdoch is a United States citizen.

(d).	Title of Class of Securities:

News Corporation Class B Common Stock (“Shares”)

(e).	CUSIP Number:

65248E203

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

    Not Applicable.

Item 4.	Ownership:

    Cruden Financial Services LLC

(a)	Amount Beneficially Owned: 297,280,548

(b)	Percent of Class: 30.1% - See below

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote: 297,280,548*

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 297,280,548*

(iv)	shared power to dispose or to direct the disposition of: 0

*	Cruden Financial Services LLC is the sole trustee of the Murdoch Family Trust, the owner of the securities.

    Murdoch Family Trust

(a)	Amount Beneficially Owned: 297,280,548

(b)	Percent of Class: 30.1% - See below

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote: 297,280,548*

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 297,280,548*

(iv)	shared power to dispose or to direct the disposition of: 0

*	The Murdoch Family Trust acts through its trustee, Cruden Financial Services LLC.

    K. Rupert Murdoch

(a)	Amount Beneficially Owned: 307,947,777

(b)	Percent of Class: 31.2% - See below

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote: 10,667,229

(ii)	shared power to vote or to direct the vote: 297,280,548*

(iii)	sole power to dispose or to direct the disposition of: 10,667,229

(iv)	shared power to dispose or to direct the disposition of: 297,280,548*

*	Represents Shares owned by the Murdoch Family Trust which acts through its trustee, Cruden Financial Services LLC.

As of December 14, 2006, Cruden Financial Services was the beneficial owner of 297,280,548 Shares, constituting approximately 30.1% of the total number of outstanding Shares at such date. All of the 297,280,548 Shares beneficially owned by Cruden Financial Services are also beneficially owned by the Murdoch Family Trust, successor to the AE Harris Trust. Cruden Financial Services has the power to vote and to dispose or direct the vote and disposition of the Shares owned by the Murdoch Family Trust. Cruden Financial Services, the sole trustee of the Murdoch Family Trust, is a Delaware limited liability company with six directors.

As of December 14, 2006, the Murdoch Family Trust, as successor to the AE Harris Trust, was the beneficial owner of 297,280,548 Shares, constituting approximately 30.1% of the total number of outstanding Shares at such date. The Murdoch Family Trust is a trust governed by Nevada law whose trustee is Cruden Financial Services. Cruden Financial Services, as sole trustee, has the power to vote and to dispose or direct the vote and disposition of the Shares owned by the Murdoch Family Trust.

As of December 14, 2006, K. Rupert Murdoch was the beneficial owner of 307,947,777 Shares, constituting approximately 31.2% of the total number of outstanding Shares at such date. Of the 307,947,777 Shares beneficially owned by K. Rupert Murdoch, 297,280,548 of such Shares are directly owned by the Murdoch Family Trust, the successor to the AE Harris Trust. Cruden Financial Services has the power to vote and to dispose or direct the vote and disposition of the Shares owned by the Murdoch Family Trust. As a result of Mr. Murdoch’s ability to appoint certain members of the board of directors of Cruden Financial Services, the corporate trustee of the Murdoch Family Trust, Mr. Murdoch may be deemed the beneficial owner of the Shares beneficially owned by the Murdoch Family Trust. Mr. Murdoch, however, disclaims any beneficial ownership of such Shares.

Item 5.	Ownership of Five Percent or Less of a Class:

  Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

  Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

  Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

  Not Applicable.

Item 9.	Notice of Dissolution of Group:

  Not Applicable.

Item 10(a)	Certification:

      and (b).

  Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2006

CRUDEN FINANCIAL SERVICES LLC

	By:	/s/ Arthur M. Siskind
		Name:	Arthur M. Siskind
		Title:	Vice President

Dated: December 14, 2006

MURDOCH FAMILY TRUST

	By:	/s/ Arthur M. Siskind
Cruden Financial Services LLC, Trustee
		Name:	Arthur M. Siskind
		Title:	Vice President

Dated: December 14, 2006

	Name:	/s/ K. Rupert Murdoch
K. Rupert Murdoch